750 Highway 34
Matawan, NJ 07747
Tel 732-441-7700
Fax 732-441-9895
Email: information@ivoice.com
A Publicly Traded Company OTCBB: IVOI
www.ivoice.com

                         September 7, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Ryan Rohn

Re:           iVoice, Inc.
Form 10-K for the Year ended December 31, 2009
Filed April 13, 2010
File No. 000-29341

Dear Mr. Rohn:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your August 23, 2010 and August 25, 2010 letters.

Form 10-K for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your Form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs Levine and Company, (“Bagell”) and that bagel has not reissued their report. The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X. Accordingly, the company should either:

•	Request that Bagell provide the company with a report that complies with Rule 2-02 of Regulation S-X and that the company file an amendment to Form 10-K with that revised report, or
•
Obtain a report on the financial statements for the period audited by bagel from your successor firm that is registered with the PCAOB. In this situation, as soon as possible, the Company should file an amendment to Form 10-K to label the financial statements as unaudited. Upon completion of the audit, the Company would need to file another amendment to Form 10-K to file the appropriate report.

The Company will file an amendment to Form 10-K with the report that complies with Rule 2-02.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

b) Principles of Consolidation, page F-12

1. We note that you are consolidating the financial statements of B Green Innovations based on you determination that this Company is a variable interest entity and that you are the primary beneficiary. Please provide us with your analysis that you determined B Green Innovations is a variable interest entity and that you are the primary beneficiary. Refer to ASC 2009-17.

The Company determined that B Green Innovations was a variable interest entity and that iVoice, Inc. is the primary beneficiary based on the evaluation of ASC 810-10-15 using the following criteria:

•	The management and directors of iVoice, Inc are also the management and directors of B Green Innovations and they can influence the financing of the B Green Innovations operations.

•	iVoice, Inc. is the primary equity investor in B Green Innovations by virtue of the ownership of 1,444.44 shares of Series A Secured Preferred Stock with an “initial value” of $1,444,444.

•	iVoice, Inc., as holder of the Preferred Stock, earns 3% dividends per years and these are required to be accrued per the terms of the security.

•	iVoice, Inc., as holder of the Preferred Stock, has liquidation preferences, which comes before any distribution to the common stockholders, of 125% of the “initial value.”

•
Based on the evaluation of the results of operations of B Green Innovations as of December 31, 2009, B Green Innovations was not in a position to declare and/or pay any dividends and the preferred stockholders would suffer a greater financial loss in the event of a liquidation.

Future filings will include a brief description that summarizes the significant criteria itemized above.

Exhibit 31.1

2. We note that you continue to refer to yourself as a “small business issuer” throughout this certifications. Tell us why you continue to refer to yourself as a “small business issuer rather than as a “registrant.” Refer to Item 601(b)(31)(i) of Regulation S-K. Similar concerns apply to Exhibit 31.1 included in your Form 10Q’s for the quarterly periods ended March 31, 2010 and June 30, 2010.

The Company will file an amendment to Form 10-K with the revised exhibits and future filings will comply with Item 601(b)(31)(i) of Regulation S-K.

In responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings.

The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States unless the staff comments support a defense of good faith or reasonableness on the part of the Company.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Jerome Mahoney
Jerome Mahoney
President, Chief Executive
Officer and Chief Financial Officer